

April 24, 2015

Dwight M. Barns
Chief Executive Officer
Nielsen Holdings Limited
AC Nielsen House
London Road
Oxford
Oxfordshire OX3 9RX
United Kingdom

    Re: Nielsen N.V.
           Form 10-K for the Fiscal Year Ended December 31, 2014
           Filed February 20, 2015
           File No. 001-35042

Dear Mr. Barns:

We have reviewed your letter dated April 1, 2015 in connection with the above-referenced filing and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments. Unless otherwise noted, where prior comments are referred to they refer to our letter dated March 25, 2015.

Form 10-K for the Fiscal Year Ended December 31, 2014

Note 19. Guarantor Financial Information, page 109

1.   In the proposed language provided in response to our prior comment 14, you indicate that supplemental financial information will be provided for purposes of complying with reporting covenants contained in your debt obligations. You also indicate that you are "not currently relying on Rule 3-10 of Regulation S-X, or related Rule 12h-5 under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), in order to omit the financial statements of your subsidiary issuers and guarantors or to obtain exemption for those entities from the requirements of Section 13(a) and 15(d) of the Exchange Act." In particular, we direct your attention to the August 2000 adopting release (No. 33-7878)

that amended Rule 3-10 indicates "the parent company periodic reports must include the modified financial information permitted by paragraphs (b) through (f) of Rule 3-10 . . . for as long as the subject securities are outstanding." In your case, as a result of your publicly traded equity securities, you have an Exchange Act reporting requirement. Therefore, your financial statements must comply fully with Rule 3-10 of Regulation S-X by including the condensed consolidating financial information, for as long as its guaranteed debt is outstanding. In this regard, ensure that you revise your proposed disclosures to indicate that such information is not provided on a voluntary basis, but instead it is provided in accordance with Rule 3-10(d) of Regulation S-X.

2.   To the extent that differences in domestic or foreign laws affect the enforceability of the guarantees, please revise future filings to provide separate columns for each guarantor by legal jurisdiction. For guidance, please refer to Rule 3-10(i)(7) of Regulation S-X.

You may contact Juan Migone, Senior Staff Accountant, at (202) 551-3312, or Craig Wilson, Sr. Assistant Chief Accountant, at 202-551-3226, if you have questions regarding comments on the financial statements and related matters. If you have any other questions, please contact Jeff Kauten, Staff Attorney, at (202) 551-3447, or in his absence, me at (202) 551-3456, with any other questions. If you require further assistance, please contact Barbara C. Jacobs, Assistant Director, at (202) 551-3730.

Sincerely,

/s/ Matthew Crispino

Matthew Crispino
Staff Attorney

cc: Joseph H. Kaufman, Esq.
        Simpson Thacher & Bartlett LLP